Mail Stop 3561

February 1, 2008

Mr. Joseph K. Lau
Chairman and President
IWI Holding Limited
Oakmont Centre
1010 Executive Court, #300
Westmont, Illinois 60559

> **RE: IWI Holding Limited**
> **Form 20-F/A Nos. 2 and 3 for Fiscal Year Ended December 31, 2005**
> **Filed January 9, 2008 and January 23, 2008**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed July 11, 2007**
> **File No. 0-25108**

Dear Mr. Lau:

We have reviewed your response dated January 7, 2008 to our letter dated January 18, 2007 and the filings listed above and have the following comments.   Where indicated, we think you should revise your December 31, 2006 Form 20-F in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2006

Item 15. Management's Annual Report on Internal Control Over Financial Reporting

1. Please revise to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report based on the evaluation of those controls and procedures required by paragraph (b) of Exchange Act Rule 13a-15 or 15d-15. Refer to Item 15(a) of Form 20-F.

2. Please revise your disclosure to include a statement that your annual report does not include an attestation report of your independent registered accountant on Management's Annual Report on Internal Control Over Financial Reporting. Refer to Item 15(b) (including Instructions) of Form 20-F and Release No. 33-8760: Internal Control over Financial Reporting in Exchange Act Periodic Reports of Non-Accelerated Filers and Newly Public Companies, effective February 20, 2007.

3. Please disclose whether there was any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 13a-15 or 15d-15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 15(c) of Form 20-F.

Certifications

4. Please revise the certifications of your principal executive and principal financial officer to conform to the exact wording set forth in item 12 of the Instructions as to Exhibits of Form 20-F.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

5. Please revise to provide an audit report that covers the financial statements for all periods included in the filing. Refer to Items 17 and 18 of Form 20-F.

Consolidated Statements of Operations

6. We note that net sales, gross profit and selling, general and administrative expenses for the years ended December 31, 2005 and 2004 differ from the amounts reflected in the amendment to Form 20-F filed on January 23, 2008. Please revise. Also revise your disclosure throughout the filing as applicable to reflect the revisions.

7. Please revise to include restructuring costs in income (loss) from operations. Refer to paragraph 18 of SFAS 146. Also please disclose the information required by paragraph 20 of SFAS 146.

8. We note the disclosure in your operating and financial review and prospects that restructuring costs include severance costs and start-up costs to integrate the operations and systems which were outsourced to China with the operations and systems in the U.S. Please tell us why start-up costs are properly characterized as restructuring costs. Refer to paragraph 2 of SFAS 146.

Notes to Consolidated Financial Statements

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition

9. You disclose that returns are deducted from sales when received. Please explain why your accounting policy complies with SFAS 48.

Note 12 – Commitments and Contingencies

10. Please tell us the line item in your consolidated balance sheet that includes the loss accrual related to the class action litigation and amount accrued.

As appropriate, please amend your filing and respond to these comments within 10 business days, or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sondra Snyder at (202) 551-3332, or in her absence, me at (202) 551-3344 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

William H. Thompson
Branch Chief